UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Emerson Electric Co.

(Exact name of the registrant as specified in its charter)

Missouri	1-278	43-0259330
(State or other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

8000 West Florissant Avenue St. Louis, Missouri		63136
(Address of Principal Executive Offices)		(Zip Code)

Sara Yang Bosco

Senior Vice President, Secretary and General Counsel

(314) 553-2000

(Name and Telephone Number, Including Area Code, of the Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1—Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

This Form SD is filed by Emerson Electric Co. (the “Company”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period January 1, 2021 to December 31, 2021.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and incorporated by reference herein. The Company’s Conflict Minerals Report is available on the Company’s website at www.emerson.com, SEC Filings. Information on our website does not constitute part of this document.

Section 2—Exhibits

Item 2.01 Exhibits

The following exhibit is filed with this Form SD:

Exhibit 1.01—Emerson Electric Co. Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Emerson Electric Co.

By:	/s/ Sara Yang Bosco
By: Sara Yang Bosco
Senior Vice President, Secretary and General Counsel

Dated: May 31, 2022